SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13G
                                (RULE 13D - 102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                     PURSUANT TO RULES 13D-1(B) AND (C) AND
                   AMENDMENTS THERETO FILED PURSUANT TO 13D-2

                                (AMENDMENT NO. )*

                    RESOURCE BANCSHARES MORTGAGE GROUP, INC.,
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                     COMMON
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   761 197 102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             -----------------------


                  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

========================                               =========================
CUSIP  NO. 761 197 102                 13G                  PAGE  2  OF   9
========================                               =========================



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1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATIONS NOS. OF ABOVE PERSONS

           Benefit Capital Management Corporation
           06-1204181
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [   ]
                                                                     (b)  [   ]


--------------------------------------------------------------------------------
3          SEC USE ONLY


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4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
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                     5        SOLE VOTING POWER
  NUMBER OF SHARES               1,363,993
   BENEFICIALLY
   OWNED BY EACH   -------------------------------------------------------------
     REPORTING      6        SHARED VOTING POWER
    PERSON WITH              0
                   -------------------------------------------------------------
                    7        SOLE DISPOSITIVE POWER
                             1,363,993
                   -------------------------------------------------------------
                     8        SHARED DISPOSITIVE POWER
                              0
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,363,993
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*                                             |_|
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           6.1%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           IA
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

=======================                                 ========================
CUSIP  NO. 761 197 102               13G                    PAGE  3   OF   9
=======================                                 ========================



--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATIONS NOS. OF ABOVE PERSONS

           Union Carbide Corporation
           06-1255728
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [   ]
                                                                     (b)  [   ]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
--------------------------------------------------------------------------------
                     5        SOLE VOTING POWER
     NUMBER OF                0
      SHARES         -----------------------------------------------------------
   BENEFICIALLY      6        SHARED VOTING POWER
     OWNED BY                 1,363,993
       EACH          -----------------------------------------------------------
     REPORTING       7        SOLE DISPOSITIVE POWER
    PERSON WITH               0
                     -----------------------------------------------------------
                     8        SHARED DISPOSITIVE POWER
                              1,363,993
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,363,993
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*                                         |_|

--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           6.1%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.
                  (A)  NAME OF ISSUER.

                  Resource   Bancshares   Mortgage  Group,   Inc.,  a   Delaware
corporation (the "Issuer").

                  (B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                  The Issuer's principal executive offices are located at 7909 Parklane Road, Suite 150, Columbia, South Carolina 29223.

ITEM 2.
                  (A) NAMES OF PERSONS FILING.

                  This statement is filed by the following persons: (a) Benefit Capital Management Corporation ("BCMC"), in its capacity as Investment Manager for Separate Account No. VCA-GA-5298 (the "Account") of The Prudential Insurance Company of America and (b) Union Carbide Corporation ("UCC").

                  (B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE.

                  The principal business office of each of BCMC and UCC is 39 Old Ridgebury Road, Danbury, Connecticut 06817.

                  (C)  CITIZENSHIP.

                  BCMC is a Delaware corporation. UCC is a New York corporation.

                  (D) TITLE OF CLASS OF SECURITIES.

                  This statement relates to shares of Common Stock, par value $.01 per share (the "Common Stock"), of the Issuer.

                  (E)  CUSIP NUMBER.

                  761 197 102

ITEM 3. This statement is not being filed pursuant to Rule 13d-1(b) or 13d-2(b).

ITEM 4.           OWNERSHIP.

                  (A)      AMOUNT BENEFICIALLY OWNED.

                  Each of BCMC and UCC beneficially owns 1,363,993 shares of Issuer's Common Stock.

                  (B)      PERCENT OF CLASS.

                  Each of BCMC and UCC -- 6.1%.

                  (C) POWER TO VOTE OR DIRECT THE VOTE AND DISPOSE OR DIRECT THE DISPOSITION OF SECURITIES.

                           (i) BCMC has sole power to vote or dispose or to direct the vote or disposition of the shares of Common Stock.

                           (ii) UCC has shared power to vote or dispose or to direct the vote or disposition of the shares of Common Stock.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

ITEM 6.           OWNERSHIP  OF  MORE  THAN  FIVE  PERCENT  ON BEHALF OF ANOTHER
                  PERSON.

                  Pursuant to an agreement with UCC, BCMC manages the assets of the Account. The shares of Common Stock reported in this Schedule as being beneficially owned by BCMC and UCC are assets of the Account.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATION.

                  Not applicable.


                            [SIGNATURES ON NEXT PAGE]

                         SIGNATURE/SIGNED IN COUNTERPART

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                         BENEFIT CAPITAL MANAGEMENT
                                           CORPORATION



Dated:  February 12, 1998                By:/s/ Sue DeCarlo
                                          Susan DeCarlo, Chief Financial Officer


                                         UNION CARBIDE CORPORATION



Dated:  February 12, 1998                By:/s/ J. McDonald
                                            Name: John McDonald
                                            Title: Secretary

                                  EXHIBIT INDEX


                  EXHIBIT

1.                Joint Filing Agreement.